EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

LONG TERM INCENTIVE PLAN

     January 1, 2011

PENGROWTH ENERGY CORPORATION

ARTICLE I
LONG TERM INCENTIVE PLAN

1.	Purpose

1.1
The purpose of this Plan is to advance the interests of the Pengrowth Group by: (a) increasing the proprietary interests of Participants in the Corporation, (b) aligning the interests of Participants with the interests of the shareholders of the Corporation generally, (c) encouraging Participants to remain associated with the Pengrowth Group, and (d) furnishing Participants with an additional incentive in their efforts on behalf of the Pengrowth Group.

2.	Plan Definitions and Interpretations

2.1	In this Plan, the following terms have the following meanings:

“# of PSUs Credited” has the meaning set out in Section 8.2;

“Account” means a Deferred Share Unit Account, a Performance Share Unit Account or a Restricted Share Unit Account, as applicable;

“Applicable Law” means any applicable provision of law, domestic or foreign, including the Securities Act (Alberta) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and any applicable provisions of Stock Exchange Rules;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in such form or forms as may be approved from time to time by the Board, evidencing the terms and conditions under which an award of Deferred Share Units, Performance Share Units and/or Restricted Share Units has been granted under this Plan;

“Beneficiary” means, subject to Applicable Law, any person designated by a Participant by written instrument filed with the Corporation in such form as may be approved from time to time by the Board, to receive any amount payable under the Plan in the event of a Participant’s death or, failing any such effective designation, the Participant’s estate;

“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of the Pengrowth Group due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officer, employees and other insiders of the Corporation in the Corporation's securities;

“Board ” means the board of directors of the Corporation;

“Cause” means, unless otherwise defined in the applicable Award Agreement evidencing the grant of Units hereunder, any act or omission that would entitle the Employer to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law:

(a)	any improper conduct by the Participant which is materially detrimental to the Employer; or

(b)	the willful failure of the Participant to properly carry out his or her duties on behalf of the Employer or to act in accordance with the reasonable direction of the Employer;

“Change of Control” means, subject as hereinafter provided, the occurrence of the effective date or closing, as the case may be, of any of the transactions set out in subsections (a) to (c) below:

(a)
the acquisition at any time, and by whatever means, by any person, or any group of two or more persons acting jointly or in concert, of the direct or indirect beneficial ownership of voting securities of the Corporation, or rights to acquire such securities, which, together with such person’s or persons’ then beneficially owned voting securities of the Corporation, or rights to acquire such securities, represents, assuming the full exercise of any and all such rights, more than 50% of the then issued and outstanding voting securities of the Corporation, as the case may be; or

(b)
any arrangement, merger or other form of reorganization or restructuring of the Corporation if individuals who were members of the Board immediately prior to the completion of such transaction do not constitute a majority of members of the Board upon completion of such transaction; or

(c)
any transaction in respect of which the Board has determined that a change of control within the meaning of this definition has occurred or will occur upon consummation of such transaction, which determination will be binding and conclusive for all purposes of this Plan.

Notwithstanding the foregoing, other than in respect of (c) above, the following transaction shall not, for greater certainty, constitute a “Change of Control” hereunder:

(d)
a transaction that relates to or is in connection an internal reorganization or other reorganization or restructuring involving the Corporation or its Shareholders or any of the subsidiaries of the Corporation or any combination thereof, whether or not any such transaction involves one or more other entities, provided that,

(i)
the holders of the outstanding voting securities of the Corporation, or as a result of a reorganization after the date hereof, any entity, other than the Corporation, that is the ultimate parent of the Corporation (through the direct of indirect holding of 50% or more of the voting securities of the Corporation) or the Corporation itself if no other entity controls the Corporation (through the direct or indirect holding of 50% or more of the voting securities of the Corporation) immediately prior to the completion of such transaction hold, directly or indirectly (including through the Corporation or other entity), 50% or more of the outstanding voting securities of the Corporation upon completion of such transaction (and, for clarity, market trades in consequence of any such transaction or the announcement thereof shall not be taken into account), and

(ii)	individuals who were members of the Board immediately prior to the completion of such transaction constitute a majority of members of the Board upon completion of such transaction;

“Combined Payout Percentage” has the meaning set out in Section 8.2;

“Constructive Dismissal” has the meaning ascribed thereto pursuant to the common law, unless otherwise defined in the applicable Award Agreement evidencing the grant of Units hereunder, and shall include, without in any way limiting its meaning under the common law, any material change (other than a change which is clearly consistent with a promotion) imposed by the Employer without the Participant's consent to the Participant's title, responsibilities or reporting relationships, or a material reduction of the Participant's compensation except where such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee, of the Employer, provided that no event, act or state that would otherwise constitute “Constructive Dismissal” hereunder shall, if curable, constitute “Constructive Dismissal” hereunder unless and until the Participant has given written notice thereof to the Corporation and the Corporation has not cured such event, act or state within 15 days of such notice;

“Continuing Entity” has the meaning set out in Section 19.1;

“Corporation” means Pengrowth Energy Corporation and its successors and assigns;

“Date of Grant” of a Unit means the date such Unit is granted to a Participant under the Plan, as evidenced by an Award Agreement, and, in respect of Units credited to a Participant pursuant to Sections 7.2, 11.2 and 15.2, means the date on which the original Units, in respect of which the additional Units are attributable, were granted to a Participant under the Plan;

“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Deferred Share Unit Account” has the meaning set out in Section 15.1;

“Deferred Share Unit Entitlement Date” has the meaning set out in Section 17.1(a);

“Disability” means where the Participant:

(a)
is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as a director, officer, employee of, or direct or indirect service provider to, the Employer either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or

(b)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs;

“Employer” means with respect to a Participant, the entity in the Pengrowth Group that employs the Participant or that employed the Participant immediately prior to his or her Termination Date (or of which the Participant is or was a director or trustee);

“ITA” means the Income Tax Act (Canada), R.S.C. (5th Supp.), c. 1, including the regulations promulgated thereunder, as amended from time to time;

“Leave of Absence” means any period during which, pursuant to the prior written approval of the Participant's Employer or by reason of Disability, the Participant is considered to be on an approved leave of absence or on Disability and does not provide any services to his or her Employer or any other entity in the Pengrowth Group;

“Market Price” means on any particular date, the weighted average closing price of a Share on the TSX during the last twenty trading days prior to that particular date on which at least a board lot of Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Shares are not then listed and posted for trading on the TSX, then the Market Price shall mean the weighted average trading price of a Share on the NYSE during the last twenty trading days prior to that particular date on which at least a board lot of Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to Canadian dollars using the Noon Buying Rate; and provided further, that if the Shares are not then listed and posted for trading on the NYSE, then the Market Price shall mean the weighted average trading price of a Share on such stock exchange in Canada or the United States on which the Shares are then listed and posted for trading during the last twenty trading days prior to that particular date (and, if in United States dollars, converted to Canadian dollars using the Noon Buying Rate) or, if the Shares are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Market Price shall mean the fair market value per Share (in Canadian dollars) as determined by the Board in its sole discretion;

“Noon Buying Rate” means the noon buying rate for the applicable currency published by the Bank of Canada on the relevant date;

“NYSE” means the New York Stock Exchange;

“Participant” means a permanent employee (including a director or officer) or service provider of the Pengrowth Group who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan on such terms as may be specified and to whom Deferred Share Units, Performance Share Units and/or Restricted Share Units have or will be granted hereunder;

“Participant Information” has the meaning set out in Section 25.4(b);

“Pengrowth Group” means the Corporation and its subsidiaries and affiliates;

“Performance Share Unit” or “PSU” means a unit designated as a Performance Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Performance Share Unit Account” has the meaning set out in Section 7.1(a);

“Performance Share Unit Entitlement Date” has the meaning set out in Section 9.1(a);

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan” means this Long Term Incentive Plan as set out herein, as the same may be amended and varied from time to time;

“PSU Performance Period” for a Performance Share Unit has the meaning attributed to it in the applicable Award Agreement;

“PSU Vesting Date” has the meaning set out in Section 8.2;

“Restricted Share Unit” or “RSU” means a unit designated as a Restricted Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Restricted Share Unit Account” has the meaning set out in Section 11.1;

“Restricted Share Unit Entitlement Date” has the meaning set out in Section 13.1(a);

“Retirement” means the normal retirement of the Participant from employment with the Employer or the early retirement of the Participant pursuant to any applicable retirement plan of the Employer, all as determined by the Board, acting reasonably;

“Return to Service Date” means the date, following a Leave of Absence, that the Participant recommences the provision of employment services to his to her Employer or to another entity in the Pengrowth Group, in full or in part;

“RSU First Tranche” has the meaning set out in Section 12.1;

“RSU First Vesting Date” has the meaning set out in Section 12.1;

“RSU Second Tranche” has the meaning set out in Section 12.1;

“RSU Second Vesting Date” has the meaning set out in Section 12.1;

“RSU Third Tranche” has the meaning set out in Section 12.1;

“RSU Third Vesting Date” has the meaning set out in Section 12.1;

“Share” means a common share in the capital of the Corporation;

“Shareholders” means the holders of Shares;

“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed, as amended;

“Substitution Event” means a Change of Control pursuant to which the Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

“Termination Date” of a Participant means, where the Participant's employment with the Pengrowth Group has been terminated, the Participant's last day of active employment with the Pengrowth Group, regardless of the reason for the termination of employment;

“TSX” means The Toronto Stock Exchange;

“Units” mean Deferred Share Units, Performance Share Units and/or Restricted Share Units, as applicable;

“Vested Deferred Share Units” has the meaning set out in Section 16.1;

“Vested Performance Share Units” has the meaning set out in Section 8.3;

“Vested Restricted Share Units” has the meaning set out in Section 12.2; and

“Vested Units” mean Vested Deferred Share Units, Vested Performance Share Units and/or Vested Restricted Share Units, as applicable.

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE II
GRANT OF UNITS

3.	Shares Subject to the Plan

3.1
The number of Shares reserved for issuance pursuant to: (i) the redemption of Units awarded under the Plan; and (ii) under any other security-based compensation arrangements of the Corporation, shall equal 4.5% of the number of Shares issued and outstanding from time to time. The number of Shares reserved for issuance upon the redemption of Units may be amended subject to the policies and approval of the TSX and the approval of Shareholders by way of ordinary resolution at a meeting of the Shareholders. Notwithstanding the foregoing, the aggregate number of Shares issuable at any time to non-officer directors under the Plan shall not, in the aggregate, exceed one-half of one percent (0.5%) of the issued and outstanding Shares, calculated on a non-diluted basis. Where Units: (i) are redeemed, or (ii) expire, terminate or are cancelled for any reason without having been redeemed, the Shares in respect of such Units shall be available for issuance upon the redemption of future awards.

3.2
If any rights to acquire Shares awarded under any other security-based compensation arrangements of the Corporation shall: (i) be exercised; or (ii) expire or terminate for any reason without having been exercised in full, any Shares to which such security relates shall be available for future awards under the Plan.

4.	Grant of Units

4.1
Subject to the terms of the Plan, the Board may make grants of Deferred Share Units, Performance Share Units and Restricted Share Units to Participants in such number, at such times and on such terms and conditions, as the Board may, in its sole discretion, determine.

4.2
At such times as the Board may determine, in its sole discretion, the Corporation shall provide an Award Agreement to each applicable Participant in the Plan setting out the awards of Units to such Participant at such time;

4.3
All grants of Deferred Share Units, Performance Share Units and/or Restricted Share Units under this Plan will be evidenced by Award Agreements. Award Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Board may direct. Any one executive officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant who is granted Performance Share Units and/or Restricted Share Units pursuant to the Plan; provided, however, that an executive officer may not sign an Award Agreement under which he or she is the Participant.

5.	Limitation of Issuances

5.1
In accordance with the rules of the TSX, and notwithstanding the Board's general oversight over the Plan and the award of Units hereunder: (a) the aggregate number of Shares issuable at any time to “insiders” (as such term is referred to in the policies of the TSX) under the Plan and under all other security-based compensation arrangements of the Corporation shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis; and (b) during any one-year period, the Corporation shall not issue to such insiders, under the Plan and under all other security-based compensation arrangements of the Corporation, in the aggregate, a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis.

6.	Forfeited Units

6.1
For greater certainty, no Participant shall have any entitlement to receive any payment in respect of any Units which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

ARTICLE III
PERFORMANCE SHARE UNITS

7.	Performance Share Unit Grants and Accounts

7.1
An Account, to be known as a “Performance Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.

7.2
A Participant's Performance Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Performance Share Unit Entitlement Date, be credited with additional Performance Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Performance Share Units in his or her Performance Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Performance Share Units will be credited to a Participant's Performance Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The proportion of Performance Share Units credited to a Participant's Performance Share Unit Account pursuant to this Section 7.2 relating to existing Vested Performance Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Performance Share Units. The portion of Performance Share Units credited to a Participant's Performance Share Unit Account pursuant to this Section 7.2 relating to existing Performance Share Units that have not yet become Vested Performance Share Units shall, unless otherwise determined by the Board in its sole discretion, vest in the same manner as the existing unvested Performance Share Units.

8.	Vesting

8.1
The Board shall designate, at the time of grant or credit of Performance Share Units, the date or dates on which all or portion of the Performance Share Units shall vest (including any additional Performance Share Units credited to a Participant’s Performance Share Unit Account under Section 7.2) and any conditions to such vesting including, without limitation, conditions related to performance factors.

8.2
Unless otherwise approved by the Board and provided in the applicable Award Agreement, the “PSU Vesting Date” for Performance Share Units credited to a Participant's Performance Share Unit Account shall be the third anniversary of the Date of Grant. As of the PSU Vesting Date, a number of Performance Share Units shall vest in accordance with the following formula:

# of Vested PSUs = Combined Payout Percentage X # of PSUs Credited

For greater certainty, “# of PSUs Credited” means the number of PSUs granted to a Participant as specified in the applicable Award Agreement plus any additional PSUs credited to the Participant's Performance Share Unit Account pursuant to Section 7.2.

The “Combined Payout Percentage” (which shall be not less than 0% and not more than 200%, as determined by the Board at the time of vesting) shall be based upon criteria established by the Board at the time of the grant, on the recommendation of the Board, and may include, without limitation:

(i)	the market price of the Shares;

(ii)	the total return to Shareholders, with or without reference to the Corporation's competitors;

(iii)	the financial performance or results of the Corporation, or a business unit thereof;

(iv)	other performance criteria relating to the Corporation, or a business unit thereof;

(v)	other performance criteria relating to the Participant;

(vi)	ownership of Shares by a Participant; and/or

(vii)	any other terms and conditions the Board may in its discretion determine;

8.3
All Performance Share Units recorded in a Participant's Performance Share Unit Account which have vested in accordance with Sections 8.2, 8.5, 10.2, 10.3, 18.1 and/or 19.2, and are not forfeited hereunder by the Participant on his or her Termination Date, together with any additional Performance Share Units credited to such Participant's Performance Share Unit Account under Section 7.2 hereof after such Participant's Termination Date, including in all cases any fractional Performance Share Units rounded to the nearest 0.01 of a Performance Share Unit, are referred to herein as “Vested Performance Share Units”.

8.4
For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Performance Share Units that are not Vested Performance Share Units.

8.5
Notwithstanding anything else herein contained, the Board may, in its discretion, at any time permit the acceleration of vesting of any or all Performance Share Units, all in the manner and on the terms as may be authorized by the Board.

9.	Redemption of Performance Share Units

9.1	(a)
Subject to the remainder of this Section 9, on a date to be determined by the Board, in its sole discretion, following the day on which any Performance Share Units become Vested Performance Share Units (the “Performance Share Unit Entitlement Date”), such Vested Performance Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Performance Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Performance Share Units so redeemed.

(b)
In the event that a Participant's Performance Share Unit Entitlement Date as determined pursuant to Section 9.1(a) would otherwise fall between the record date for a dividend on the Shares and the related dividend payment date, then notwithstanding Section 9.1(a), the Performance Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Performance Share Unit Account of the Participant amounts referred to in Section 8.2.

(c)	If the Performance Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the

Participant, then the Performance Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Performance Share Units outstanding under this Plan. Participant, then the Performance Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Performance Share Units outstanding under this Plan.

10.	Termination of Employment or Leave of Absence

10.1
Subject to Section 10.2 and the provisions of any applicable Award Agreement, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group for any reason including, without limitation, due to involuntary termination with or without Cause or voluntary termination by the Participant, all Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the Participant's Termination Date shall be terminated and forfeited as of the Participant's Termination Date.

10.2
Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group by reason of the death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the Participant, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the Participant's Termination Date shall continue to vest in accordance with their terms and pursuant to Section 8.2.

10.3
Upon a Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the date the Participant commenced the Leave of Absence shall not become Vested Performance Share Units during the Participant's Leave of Absence, unless the Participant's employment is terminated during such period, in which case the provisions of Sections 10.1 and 10.2 shall apply. Upon the Participant's Return to Service Date, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms and pursuant to Section 8.2 but only a pro rata proportion of the aggregate number of Performance Share Units credited to the Participant's Performance Share Unit Account that would otherwise vest pursuant to Section 8.2 shall become Vested Performance Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence during the PSU Performance Period for such Performance Share Units versus the number of days in the entire PSU Performance Period for such Performance Share Units. Any Performance Share Units which do not become Vested Performance Share Units as previously stated shall be terminated and forfeited.

10.4
Where a Participant forfeits any Performance Share Units pursuant to Sections 10.1 or 10.3, such Participant shall also forfeit all of his right, title and interest with respect to additional Performance Share Units credited to his or her Performance Share Unit Account under Section 7.2 to the extent that they are directly or indirectly attributable, as determined by the Board, to Performance Share Units forfeited by such Participant as above.

10.5
If the relationship of the Participant with the Pengrowth Group is terminated for any reason prior to the redemption of the Performance Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 10, or as otherwise provided in the applicable Award Agreement between the Participant and the Corporation. Unless otherwise specifically provided in writing, the Participant shall have no claim to, or in respect of, any Performance Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Performance Share Units or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Performance Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE IV
RESTRICTED SHARE UNITS

11.	Restricted Share Unit Grants and Accounts

11.1
An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.

11.2
A Participant's Restricted Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Restricted Share Unit Entitlement Date, be credited with additional Restricted Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Restricted Share Units in his or her Restricted Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Restricted Share Units will be credited to a Participant's Restricted Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The proportion of Restricted Share Units credited to a Participant's Restricted Share Unit Account pursuant to this Section 11.2 relating to existing Vested Restricted Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Restricted Share Units. The portion of Restricted Share Units credited to a Participant's Restricted Share Unit Account pursuant to this Section 11.2 relating to existing Restricted Share Units that have not yet become Vested Restricted Share Units shall, unless otherwise determined by the Board in its sole discretion, vest in the same manner as the existing unvested Restricted Share Units.

12.	Vesting

12.1
The Board shall designate, at the time of grant or credit of Restricted Share Units, the number of Restricted Share Units that constitute the RSU First Tranche, the RSU Second Tranche, and the RSU Third Tranche, the date or dates on which all or portion of the Restricted Share Units shall vest (including any additional Restricted Share Units credited to a Participant’s Restricted Share Unit Account under Section 11.2) and any conditions to such vesting. Any conditions to such vesting shall be set out in the applicable Award Agreement. Unless otherwise approved by the Board and provided in the applicable Award Agreement, all Restricted Share Units shall vest as follows:

●	1/3 of the Restricted Share Units shall constitute the “RSU First Tranche” and shall vest on the first anniversary of the Date of Grant (the “RSU First Vesting Date”);

●	An additional 1/3 of the Restricted Share Units shall constitute the “RSU Second Tranche” and shall vest on the second anniversary of the Date of Grant (the “RSU Second Vesting Date”); and

●	The final 1/3 of the Restricted Share Units shall constitute the “RSU Third Tranche” and shall vest on the third anniversary of the Date of Grant (the “RSU Third Vesting Date”).

12.2
All Restricted Share Units recorded in a Participant's Restricted Share Unit Account which have vested in accordance with Sections 12.1, 12.4, 14.2, 14.3, 18.1 and/or 19.2, and are not forfeited hereunder by the Participant on his or her Termination Date, together with any additional Restricted Share Units credited to such Participant's Restricted Share Unit Account under Section 11.2 after such Participant's Termination Date, including in all cases any fractional Restricted Share Units rounded to the nearest 0.01 of a Restricted Share Unit, are referred to herein as “Vested Restricted Share Units”.

12.3
For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

12.4
Notwithstanding anything else herein contained, the Corporation may, in its discretion, at any time permit the acceleration of vesting of any or all Restricted Share Units, all in the manner and on the terms as may be authorized by the Board.

13.	Redemption of Restricted Share Units

13.1	(a)
Subject to the remainder of this Section 13, on a date to be determined by the Board, in its sole discretion, following the day on which any Restricted Share Units become Vested Restricted Share Units (the “Restricted Share Unit Entitlement Date”), such Vested Restricted Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Restricted Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Restricted Shares Units so redeemed.

(b)
In the event that a Participant's Restricted Share Unit Entitlement Date as determined pursuant to Section 13.1(a) would otherwise fall between the record date for a dividend on the Shares and the related dividend payment date, then notwithstanding Section 13.1(a), the Restricted Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Restricted Share Unit Account of the Participant amounts referred to in Section 11.2.

(c)
If the Restricted Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the Restricted Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Restricted Share Units outstanding under this Plan.

14.	Termination of Employment or Leave of Absence

14.1
Subject to Section 14.2 and the provisions of any applicable Award Agreement, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group for any reason including, without limitation, due to involuntary termination with or without Cause or voluntary termination by the Participant, all Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant's Termination Date shall be terminated and forfeited as of the Participant's Termination Date.

14.2
Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group by reason of the death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the Participant, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant's Termination Date shall continue to vest in accordance with their terms and pursuant to Section 11.2.

14.3
Upon a Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Participant commenced the Leave of Absence shall not become Vested Performance Share Units during the Participant's Leave of Absence, unless the Participant's employment is terminated during such period, in which case the provisions of Sections 14.1 and 14.2 shall apply. Upon the Participant's Return to Service Date, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms and pursuant to Section 13.1 but:

(a)
Where the Participant's Return to Service Date is prior to the RSU First Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the Date of Grant and the RSU First Vesting Date versus the number of days between the Date of Grant and the RSU First Vesting Date;

(b)
Where the Participant's Return to Service Date is on or after the RSU First Vesting Date but prior to the RSU Second Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the RSU First Vesting Date and the RSU Second Vesting Date versus the number of days between the RSU First Vesting Date and the RSU Second Vesting Date; and

(c)
Where the Participant's Return to Service Date is on or after the RSU Second Vesting Date but prior to the RSU Third Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the RSU Second Vesting Date and the RSU Third Vesting Date versus the number of days between the RSU Second Vesting Date and the RSU Third Vesting Date.

Any Restricted Share Units which do not become Vested Restricted Share Units as previously stated shall be terminated and forfeited.

14.4
Where a Participant forfeits any Restricted Share Units pursuant to Sections 14.1 or 14.3, such Participant shall also forfeit all of his right, title and interest with respect to additional Restricted Share Units credited to his Restricted Share Unit Account pursuant to Section 11.2 to the extent that they are directly or indirectly attributable, as determined by the Board, to Restricted Share Units forfeited by such Participant as above.

14.5
If the relationship of the Participant with the Pengrowth Group is terminated for any reason prior to the redemption of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 19, or as otherwise provided in the applicable Award Agreement between the Participant and the Corporation. Unless otherwise specifically provided in writing, the Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Restricted Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE V
DEFERRED SHARE UNITS

15.	Deferred Share Unit Grants and Accounts

15.1
An Account, to be known as a “Deferred Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date.

15.2
A Participant's Deferred Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Deferred Share Unit Entitlement Date, be credited with additional Deferred Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Deferred Share Units in his or her Deferred Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Deferred Share Units will be credited to a Participant's Deferred Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The portion of Deferred Share Units credited to a Participant's Deferred Share Unit Account pursuant to this Section 15.2 relating to existing Deferred Share Units that have not yet become Vested Deferred Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Deferred Share Units.

16.	Vesting

16.1
All Deferred Share Units recorded in a Participant's Deferred Share Unit Account, together with any additional Deferred Share Units credited to such Participant's Deferred Share Unit Account under Section 15.2, shall vest immediately and shall be referred to herein as “Vested Deferred Share Units”, unless otherwise determined by the Board at its sole discretion.

17.	Redemption of Deferred Share Units

17.1	(a)
On the first business day after the date which the holder of Deferred Share Units ceases to be a director, officer or employee of, or direct or indirect service provider to, the Corporation (the “Deferred Share Unit Entitlement Date”), such Vested Deferred Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Deferred Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Deferred Shares Units so redeemed.

(b)
In the event that a Participant's Deferred Share Unit Entitlement Date as determined pursuant to Section 17.1(a) would otherwise fall between the record date for a dividend on the Shares and the related dividend payment date, then notwithstanding Section 17.1(a), the Deferred Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Deferred Share Unit Account of the Participant amounts referred to in Section 15.2.

(c)
If the Deferred Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the Deferred Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Deferred Share Units outstanding under this Plan.

ARTICLE VI
REORGANIZATION TRANSACTIONS

18.	Change of Control

18.1	If, before the vesting of a Unit in accordance with the terms thereof, a Change of Control shall occur then, unless otherwise determined by the Board prior to the Change of Control:

(a)
immediately prior to the time a Change of Control occurs, all previously unvested Performance Share Units credited to a Participant's Performance Share Unit Account shall immediately vest in accordance with the provisions of Section 8.2 and shall become Vested Performance Share Units;

(b)
immediately prior to the time a Change of Control occurs, all Restricted Share Units credited to a Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Change of Control occurred shall vest and become Vested Restricted Share Units; and

(c)
immediately prior to the time a Change of Control occurs, all Deferred Share Units credited to a Participant's Deferred Share Unit Account which did not become Vested Deferred Share Units on or prior to the date the Change of Control occurred shall vest and become Vested Deferred Share Units;

provided, however, that such vesting of Units shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control. Any Units that have been credited to an Account of a Participant to whom this Section 18.1 applies and which do not become Vested Units pursuant to this Section 18.1 shall be terminated and forfeited.

19.	Substitution Event

19.1
Upon the occurrence of a Substitution Event, the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, take all necessary steps to continue this Plan and to continue the Units granted hereunder or to substitute or replace similar Units measurable in value to the securities in the Continuing Entity for the Units outstanding under this Plan on substantially the same terms and conditions as this Plan.

19.2	In the event that:

(a)	the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) comply with the provisions of Section 19.1;

(b)	the Board determines, acting reasonably, that compliance with Section 19.1 is not practicable;

(c)	the Board determines, acting reasonably, that compliance with Section 19.1 would give rise to adverse tax results, under the ITA or the Code, to holders of Units; or

(d)	the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange;

then, unless otherwise determined by the Board prior to the date of the Substitution Event, upon such Substitution Event, all previously unvested, Performance Share Units and Restricted Share Units credited to a Participant shall vest in accordance with the provisions of Section 18.1, on the basis that the references to “Change of Control” in Section 18.1 shall be read as “Substitution Event”.

20.	Changes in Capital

20.1
If the number of outstanding Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a Participant's Account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such Participant's Account immediately prior thereto. Any determinations by the Board as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.

ARTICLE VII
ADMINISTRATION

21.	Administration

21.1
The Plan shall be administered by the Corporation in accordance with its provisions. All costs and expenses of administering the Plan will be paid by the Corporation. The Corporation may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. The Corporation, in its discretion, may appoint a committee of the Board for the purpose of interpreting, administering and implementing the Plan. In administering the Plan, the Board or the committee may seek recommendations from the Chairman or from the Chief Executive Officer of the Corporation. The Board may also delegate to the committee or any director, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit. The Corporation may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

21.2
The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Units including Date of Grant and the Vested Units held by each Participant.

(a)	Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(i)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be;

(ii)
other than in the case of a payment, sending it to the Participant via facsimile or similar means of electronic transmission to the facsimile or e-mail address which is maintained for the Participant in the Corporation's personnel records; or

(iii)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Corporation's personnel records.

(b)
Any payment, notice, statement, certificate or other instrument required or permitted to be given to the Corporation shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to the Corporation at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of the Corporation.

(c)
Any payment, notice, statement, certificate or other instrument referred to in Section 21.2(a) or 21.2(b), if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

22.	Amendments

22.1
Subject to the other provisions of this Section 22 and the rules, regulations and policies of the TSX, the Board may, at any time, amend, suspend or terminate this Plan and the Units awarded hereunder without Shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without requiring Shareholder approval:

(a)
amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments respecting the administration of the Plan;

(d)	amendments to the vesting provisions of the Plan or of any Unit;

(e)	amendments to the early termination provisions of the Plan or any Unit, whether or not such Unit is held by an insider;

(f)	amendments to the termination provisions of the Plan, or any Unit, other than a Unit held by an insider in the case of an amendment extending the term of a Unit;

(g)	the addition of a cashless exercise feature, payable in cash or Shares; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for the Corporation to:

(a)	extend the term of a Unit held by an insider of the Corporation;

(c)	amend the Plan to remove or exceed the insider participation limits set out in Section 5 hereof;

(d)	increase the fixed percentage of issued and outstanding securities issuable pursuant to the Plan;

(e)	modify or amend the amending provisions of the Plan.

23.	Currency

23.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

24.	Beneficiaries and Claims for Benefits

24.1
Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Board may from time to time determine.

25.	General

25.1
The transfer of an employee within the Pengrowth Group shall not be considered a termination of employment for the purposes of the Plan, so long as such Participant continues to be a trustee, director or employee of an entity in the Pengrowth Group.

25.2
The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

25.3
The Plan shall enure to the benefit of and be binding upon the Pengrowth Group and their successors and assigns. The interest of any Participant under the Plan or in any Unit shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary.

25.4	(a)	The Corporation's grant of any Units or any obligation to make any payments hereunder is subject to compliance with Applicable Law applicable thereto.

(b)
As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such Applicable Law. Each Participant shall provide the Board with all information (including personal information) the Board requires in order to administer the Plan (the “Participant Information”).

(c)
The Board may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Board in connection with the operation and administration of the Plan. The Board may also transfer and provide access to Participant Information to the Employers for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein. The Corporation shall not disclose Participant Information except (i) as contemplated above in this Section 25.4(c), (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Corporation to compel production of the information.

25.5	(a)
Neither the Corporation nor any Employer shall be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Units or amounts paid or credited to such Participant (or Beneficiary) under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(b)
Each of the Corporation and any Employer shall be authorized to deduct, withhold and/or remit from any amount paid or credited hereunder, or otherwise, such amount as may be necessary so as to ensure the Corporation or Employer will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be.

25.6
The Plan and any amendments thereto, including the number of Shares reserved for issuance hereunder, shall be subject to the approval of, and conditions imposed by, the TSX and any Units granted prior to such approval of the TSX shall be conditional upon such approval being given and no Units may be vested prior to such approval or any other necessary regulatory approval. To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

25.7
The obligation of the Corporation to issue and deliver Shares on the vesting of Units in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority and, the rules of the TSX and/or such other exchange or on exchanges on which the Shares are listed for trading. If Shares cannot be issued to the Participant upon the vesting of Units for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate.

25.8
A Participant shall not have the right or be entitled to exercise any voting rights, receive dividends or have or be entitled to any other rights as a shareholder of the Corporation in respect of any Units.

25.9
Neither designation of an employee as a Participant nor the grant of any Units to any Participant entitles any Participant to any additional grant, as the case may be, of any Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Employer of a Participant to terminate a Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

25.10	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee's employment with the Pengrowth Group.

25.11
The Plan shall be an unfunded obligation of the Pengrowth Group. Neither the establishment of the Plan nor the grant of any Units or the setting aside of any funds by the Corporation or any Employer (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan shall remain in the Corporation or the Employer and no Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of the Corporation or Employer present or future. Amounts payable to any Participant under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

25.12
This Plan is established under the laws of the Province of Alberta and the rights of all parties and the construction of each and every provision of the Plan and any Units granted hereunder shall be construed according to the laws of the Province of Alberta.